EXHIBIT 99.1



                              FOR IMMEDIATE RELEASE
                              ---------------------



      Investors:                                    Media:
      Emer Reynolds                                 Anita Kawatra
      Ph:  353-1-709-4000                           Ph:  212-331-8800
           800-252-3526                                  800-252-3526



                ELAN TO SELL FOUR PAIN PRODUCTS FOR $100 MILLION


DUBLIN, IRELAND, 22 October, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it has agreed to sell four pain products and related assets to aaiPharma Inc. (NASDAQ: AAII) ("aaiPharma"). These products include the rights to Roxicodone(TM) (oxycodone hydrochloride) tablets and oral solution, Oramorph(TM) SR (morphine sulfate sustained-release) tablets, Roxanol(TM) (morphine sulfate) and Duraclon(TM) (clonidine hydrochloride injection). Under the terms of the agreement, Elan will receive total consideration of $100 million upon closing. This consideration comprises a cash payment to Elan of $51.6 million including an estimated $3.0 million payment for product inventory. aaiPharma will acquire the product inventory from Elan at closing and consequently the $3.0 million estimated value may be subject to change. In addition, aaiPharma will assume $51.4 million of Elan's product related payments.

Kelly Martin, President and Chief Executive Officer of Elan, said, "The proceeds from the sale of these pain products are part of our previously announced asset divestiture plan and overall plan to simplify and refocus the company. With the sale, total asset divestitures come to nearly $1.9 billion. Elan remains committed to research and development in specialty treatments for severe pain. The completion of the divestment of this and other non-core assets will give us a greater ability to focus on our key therapeutic areas of neurology, severe pain and autoimmune diseases".


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Elan to Sell Four Pain Products for $100 million
Page 2


In 2002, Elan recorded net revenue of $59.8 million for these pain products and generated gross profit of $40.8 million, before sales and marketing costs and amortisation. The carrying value of these pain products' intangible asset as at September 30, 2003, amounted to approximately $68 million and Elan expects to record a pre-tax gain of approximately $30 million in respect of the disposal.

The transaction is subject to regulatory approvals, third party consents and other customary conditions, and is expected to close during the fourth quarter of 2003.

About Elan
Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges


This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgement as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that the funds received from this transaction will have a material contribution to Elan's efforts to, or predict or guarantee Elan's ability to, raise substantial proceeds from the divestment of assets. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.